April 25, 2011

Kevin L. Vaughn,
Accounting Branch Chief
United States Securities and Exchange Commission
Washington D.C. 20549

VIA EDGAR

RE:          Comments regarding Solar Energy Initiatives, Inc.
Form 10K for the Fiscal Year Ended July 31, 2010
Filed November 15, 2010
Form 10Q for the Quarter Ended January 31, 2011
File No. 333-148155

Dear Mr. Vaughn,

We have reviewed your comments and have the following responses:

Form 10K For the Year Ended July 31, 2010
Item 9A(T). Controls and Procedures, page 24

1.
We note in your disclosure that your “principal executive officer and principal financial officer concluded as of the Evaluation Date that [your] disclosure controls and procedures were effective such that the material information required to be included in [your] Securities and Exchange Commission (SEC) reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to [your] company and was made known to them by others within those entities, particularly during the period when this report was being prepared.”  We note that you made similar modifications within your January 31, 2011  Form 10-Q.  The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  Please remove the language in your future filings or revise the disclosure so the language that appears after the word “effective” is substantially similar  in all materials respects to the language that appears in the two-sentence definition of the “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response

We will remove the language in your future filings or revise the disclosure so the language that appears after the word “effective” is substantially similar  in all materials respects to the language that appears in the two-sentence definition of the “disclosure controls and procedures” set forth in Rule 13a-15(e).

Item 10.  Directors, Executive Officers….page 25

2.	In your future filings, please include the disclosure required by Item 401(e) regarding your directors and current officers.

Response

We will include in future filings the disclosure required by Item 401(e) regarding our directors and current officers.

Item 11. Executive Compensation
Summary Compensation Table, page 26.

3.	In your future filings, please identify the items in the All Other Compensation column as required by Regulation S-K Item 402(o) (7).

Response

In future filings, we will identify the items in the All Other Compensation column as required by Regulation S-K Item 402(o) (7).

4.
In your future filings, please provide the disclosure required by Regulation S-K Item 402(n) regarding FASB ASC Topic 718; in light of your current footnote disclosure that the stock awards were valued at the lower of the bid price of the stock on the day of the award or at private placement issuance price of an open private placement at that time, and please tell us how the your footnote disclosure is consistent with your related disclosure on page F-26,  In your future filings, please also disclose in our footnote for our Director Compensation table how we valued  stock option awards granted to our directors as required by Regulation S-K Item 402(r)(2)(iii).

Response

In our future filings, we will provide the disclosure required by Regulation S-K Item 402(n) regarding FASB ASC Topic 718; in light of our current footnote disclosure all the stock awards were valued at the lower of the bid price of the stock on the day of the award or at private placement issuance price of an open private placement at that time of the stock awards and this was applied consistently with all stock awards; we will also tell in our future filings how our footnote disclosure is consistent with our related disclosure on page F-26.  We will also disclose in our footnote for our Director Compensation table how we valued  stock option awards granted to our directors as required by Regulation S-K Item 402(r)(2)(iii).

Grants of Plan-Based Awards, page 27.

5. We note the Form S-8’s that you have filed. In your future filings, please reconcile or clarify our disclosure on page 28 that you have no stock option executive stock option plan in place.

Response

In our future filings, we will reconcile or clarify our disclosure on page 28 that we have no stock option executive stock option plan in place with the S8s that we have filed.

Director Compensation, page 28.

6.	In your future filings, please disclose the compensation for each of your directors as required by Regulation S-K Item 402(r)(2).

Response

In our future filings, we will disclose the compensation for each of our directors as required by Regulation S-K Item 402(r)(2).

Financial Statements, page F-1

Statement of Stockholders’ Equity, page F-4

7.  We note here and on page F-2 that you separately present a category entitled “deferred compensation” within your statement of stockholders’ equity (deficit) rather than presenting the deferred compensation as an offset to additional-paid-in-capital.  Please revise future filings to present deferred compensation as an offset to additional paid-in-capital within our statement of stockholders’ equity (deficit).  Refer to the guidance in SAB Topic 4(E) and the guidance in SAB 107.

Response

Referring to guidance in SAB Topic 4(E) and the guidance in SAB 107, we will revise future filings to present deferred compensation as an offset to additional paid-in-capital within our statement of stock holders equity(deficit).

8.  We note here that you purchase your products from manufacturers that warrant their products up to 25 years and that you do not recognize any warranty expense.  You further disclose on page 12 that you would be responsible for any warranty claims that the manufacturers do not cover.  Please explain to us why you have not recorded any obligation for warranties offered to your customers since you might be responsible for any warranty claims that the manufacturer does not cover. Refer to guidance in Topic 460-10 of the FASB Accounting Standards Codification.

Response

First, the Company does not warranty the products above that which the manufacturer warrants and advise that the manufacturer warranties its products.  Further,  we have not and do not produce any products ourselves.  Finally, we have not installed a complete project to have any added warranty obligation for any added warranty reserve.  We  will clarify in future filings, to state that we are not responsible for warranty claims that manufacturers do not cover.

-Business Combinations and Consolidations, page F-9

9.
We note your disclosure here and within your October 31, 2010 Form 10Q that you have $323 million and $40 million in trade receivables associated with factoring and securitization programs as of January 27, 2010 and December 20, 2010, respectively that are not recognized  on your balance sheet.  Please explain to us in more detail the nature of the accounts receivable factoring and securitization programs that you have in each reporting date.  Within your discussion, please explain to us how you are accounting for those arrangements at each reporting date.  Cite the accounting literature relied upon and how you applied it to your situation.

Response

We will modify our future filings to change this language as this relates to developing projects that do not have finalized contracts at the time of filing, but do represent a potential value at the time of filing.

Inventory, page F-10

10.
We note your disclosure that “if actual market conditions are more favorable, reserves of write-downs may be reversed.”  Please tell us how the reversal of inventory reserves discussed in this accounting policy complies with the guidance in SAB Topic 5.BB.  In this regard, please quantify for us the amount of any such reversals recorded.

Response

We will revise our policy and modify our language for future filings to comply with SAB Topic 5.BB.  We do not have any such reversals recorded.

Note 9, Convertible Debentures, page F-14

11.  We note that you issued convertible notes during fiscal 2010 that contain conversion features whereby the notes are convertible at 39% discount to the average of three lowest closing bid prices of the common stock during the 10 day trading period prior to conversion.  We note from your January 31, 2011 Form 10Q that you issued (or transferred) convertible notes with similar features during the six months ended January 31, 2011.  Please revise your future filings to explain how you considered Topic 815 of the FASB Accounting Standards Codification in evaluating the embedded conversion options of these notes in determining that you were not required to bifurcate the conversion options and account for them as derivative liabilities at fair value.

Response

We will revise our future filings to explain how we considered Topic 815 of the FASB Accounting Standards Codification in evaluating the embedded conversion options of these notes in determining that we were not required to bifurcate the conversion options and account for them as derivative liabilities at fair value.

Note 10, Stockholders’ Equity, page F-15

12.  We note from page F-19 that you have issued warrants during each reporting period presented.  Please revise your future filings to describe the valuation model utilized to value the warrants and to quantify the assumptions utilized in the model.  Discuss how you determined the underlying inputs utilized within the valuation model.

Response

We will revise future filings to describe the valuation model utilized to value the warrants and to quantify the assumptions utilized in the model.  We will also discuss how we determined the underlying inputs utilized within the valuation model.

13.
We further note from page F-20 that you have utilized a “modified” Black-Scholes option model to determine fair value of your stock options.  Please explain to us how this valuation methodology is consistent with  the guidance in Topics718-10-55-11 and 55-16 of the FASB Accounting Standards Codification.  Within your discussion, please explain the difference between the “modified” Black-Scholes option model and the Black-Scholes option model.

Response

We have used a Black-Scholes option model.  We will delete the word “modified” in our future filings.

Note 11 Commitments and Contingencies, page F-21

14.
We note from page 11 and throughout your filing that you have entered into supply arrangements with manufacturer of solar products to establish pricing and delivery parameters.  Please explain to us the nature and the terms of the arrangements.

Response

We have entered into arrangements with suppliers of solar products to establish pricing and delivery parameters as relationships with preferred vendors, however each purchase is negotiated at the time of order and there is no contract or predetermined pricing.  We will modify our future filings to change the wording from  “entered into arrangements with suppliers” and note “We have selected preferred suppliers”.  We do not have any special arrangements with suppliers other than as preferred suppliers.

Note 13, Equity Method Investee, page 23

15.
We note your disclosures here and within your January 31, 2011 Form 10Q related to your investment to hold the project costs of a 1MW solar project in Cherokee County, NC.  We also note that you are currently accounting for this entity  on an equity basis on accounting due to common management as well as  on ownership interest of 16%.  We finally note that you have  a $530, 274 outstanding accounts receivable balance as of July 31, 2010 from this investment.

Please address the following comments:

•	Tell us who holds the remaining 84% interest in this investment. Describe any relationships between your company and the other party in this investment.
•	Provide to us the names and positions of the individuals who serve as management for the equity investment and also serve as part of your management since you disclose there was “common management.”
•	Discuss why you have recorded a $530,274 accounts receivable from the investment and why you do not consider these costs as increasing your ownership interest in the investment.
•	Explain to us how you account for any transactions with investee company. Refer to guidance in Topic 850 of the FASB Accounting Standards Codification.
•
Explain to us in greater detail how you determined how to account  for your investment including why you are accounting for it on an equity method basis  of accounting.  Specifically address how you considered the guidance of Topic 810 of the FASB Accounting Standards Codification.

Response

It should also be noted that the 1 MW solar project was sold to a third party in February, 2011;  all minority interests were released from any guarantees and the $530,274 receivable was paid back.

Tell us who holds the remaining 84% interest in this investment.  Describe any relationships between your company and the other party in this investment.

The remaining 84% interest in the investment was held

-	16% by Mike Dodak, President of the Company
-	16% by Everett Airington, Director of the Company
-	16% by Jim Roberson, employee of the Company
-	16% by Kevin Cassell, employee of the Company
-	16% by David Fann, CEO and Director of the Company

Provide to us the names and positions of the individuals who serve as management for the equity investment and also serve as part of your management since you disclose there was “common management.”

David Fann was Managing Member, while the rest of the individuals were Members.

In order to move this 1 MW project to completion the LLC needed to borrow money to build the infrastructure, buy equipment such as solar panels, inverters, racking (the solar panels are installed on top of the racking) as well as paying for the construction on site. To this end the Nantahala Bank  loaned the LLC $1,200,000. This loan was guaranteed by each minority member (personal guarantees) in proportion to their ownership of the LLC. Without all of these guarantees there would not be a loan and thus no project. The bank would not allow the Company(SNRY Power) to be a major guarantor by itself. Additionally, due to the potential of conflict of interest the bank was approving all payments including deciding  who to pay and when and only releasing funds when they decided to therefore reducing the control by the minority holders.  The bank was also reviewing and approving all negotiations with potential buyers of the project.  The managing member or any member could not just write checks out of the bank account without the banks approval.

Discuss why you have recorded a $530,274 accounts receivable from the investment and why you do not consider these costs as increasing your ownership interest in the investment.

The receivable was paid off in full when the LLC was sold in February, 2010.  SNRY Power (a wholly owned subsidiary) was awarded the contract to supply at cost, various portions of the project including some of the equipment and some of the construction.  During this time period various items such as racking were purchased by SNRY Power from various vendors and was shipped to the LLC for installation on the property. The LLC was to pay for these items from the proceeds of the bank loan mentioned above plus various tax grants available for  solar energy projects. There was thus an agreement for the LLC to purchase these items (which it has completed) during the construction period or upon its completion and was not intended to be an investment by the Company into the LLC.. The receivable was reflecting amounts for capital items purchased by the SNRY Power which were not being invested, but rather part of the project costs invoiced to the LLC at cost, and expected to be paid back when the project was completed.

Explain to us how you account for any transactions with investee company.  Refer to guidance in Topic 850 of the FASB Accounting Standards Codification.

Referring to guidance in Topic 850 of the FASB Accounting Standards Codification, the Company was not selling any products or services to the LLC with any mark up or down, but rather passing through sub contractor costs directly to the LLC, thus reducing any potential for conflict of interest.

Explain to us in greater detail how you determined how to account  for your investment including why you are accounting for it on an equity method basis  of accounting.  Specifically address how you considered the guidance of Topic 810 of the FASB Accounting Standards Codification.

Specifically addressing how we considered the guidance of Topic 810 of the FASB Accounting Standards Codification, in accounting for this investment as an equity method basis accounting, we looked at the FASB Accounting Standards Codification, initially from a standpoint of Topic 810-10 for Variable Interest Entities, however due to the Company being a minority owner with a personal guarantee by SNRY Power, which was not sufficient to acquire this loan by itself; and since the bank required the majority of affiliated parties to sufficiently guarantee the loan; and the affiliated members held the responsibility of the guarantees with the majority of risk of loss being held by the affiliated parties and not SNRY Power, we therefore looked at the basic equity method of accounting for the Company’s portion of the investment as an Equity Method Investee,

16.
Further to the above, we note that you reference your investment in Cherokee County, NC here and from page 9 that you reference an investment in Martins Creek NC, LLC.  We note similar disclosures within your January 31, 2011 Form 10Q.  Please explain to us if these are the same or different investments.  If these are two separate investments, please explain the nature of your investment in Martins Creek NC, LLC including your ownership percentage and your accounting for this investment on an equity method basis of accounting.  Refer to the guidance in Topic 810  of the FASB Accounting Standards Codification.

Response

The two mentioned investments of Cherokee County, NC and Martins Creek NC, LLC are the same investment, a 16% ownership

Note 15, Income Taxes, page F-24

17.	Please revise your future filings to include the disclosures outlined in 740-10-51-1 through 50-21 of the FASB Accounting Standards Codification.

Response

We will revise our future filings to include the disclosures outlined in 740-10-51-1 through 50-21 of the FASB Accounting Standards Codification.

Exhibits 31.1 and 31.2

18.  We note that your certifications are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K.  Please amend your filings to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Response

We will amend our filings to include the exact form prescribed by Item 601(b)(31) of Regulation S-K.

Notes to Financial Statements, page 10

18.
The heading in the Notes to the financial statements refers to “Solar Park Initiatives” rather than the registrant, Solar Energy Initiatives, Inc.  Please confirm that these are the appropriate footnotes.  Revise future filings to include proper headings to avoid any confusion.

Response

We will revise our filings to properly include the correct headings so as not to confuse the readers of these financial statements.

***

We hereby confirm the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please contact Stephen Fleming, our attorney, with any further comments.  Mr. Fleming can be reached at 516-833-5034.

Sincerely,

/s/ Michael Dodak

Michael Dodak,
President and Interim Chief Financial Officer